UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the six months ended June 30, 2023

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018

(Title of each class of securities issued pursuant to Regulation A)

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Public, our manager, each series of our company and the Public Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, Public, our manager or the Public Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains certain information that has not been audited. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.
Overview
Since its formation in October 2019, Otis Collection LLC, a Delaware series limited liability company (“we,” “us,” “our” or “our company”), has been engaged primarily in acquiring and managing a collection of investment-grade art and collectibles (the “underlying assets”). Otis Wealth, Inc. is the manager of our company (our “manager”) and serves as the asset manager for the underlying assets owned by our company. Our manager is a wholly owned subsidiary of Public Holdings, Inc. (“Public”). We acquired the underlying assets from consignors using cash or from our manager financed through promissory notes issued to our manager, and our manager developed the financial, offering and other materials to offer membership interests (“interests”) in series of our company (each, a “series”) through the mobile app-based investment platform called Otis (the “Otis Platform”). We offered and sold interests in a number of separate individual series, and investors in any series acquired a proportional share of income and liabilities as they pertain to a particular series. The sole asset of any given series at the time of an offering was the underlying asset related to such series (plus any cash reserves for future operating expenses), and the sole liability of any given series at the time of an offering was the promissory note related to the acquisition of such underlying asset if such asset was acquired from our manager. We conducted separate closings with respect to each offering. See the offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A (as amended and supplemented, the “Offering Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), for additional details regarding our offerings.
Public operates the web- and mobile app-based platform called Public (the “Public Platform”) and launched an interface on the Public Platform that enables investors to buy and sell their holdings via the Public Private Execution Network Alternative Trading System (the “PPEX ATS”) operated by North Capital Private Securities Corporation (“North Capital”). As of the date hereof, the PPEX ATS is the sole trading platform approved by our manager for secondary transfers of our interests (for the avoidance of doubt, transfers may occur outside of a trading platform). We will notify interest holders of approval of any additional trading platform(s) by making a filing with the Commission of the type applicable as of the time such change is made and by sending an email message or a message through the Public Platform, or by posting a message on the Public website.
Our manager believes that alternative assets have been a cornerstone of wealth accumulation. However, barriers are high, and quality access has been limited to a tiny fraction of our global economy. Our manager believes that those who do have access to top-quality alternative investments are faced with a lack of transparency, operational overhead and high minimums and fees from established gatekeepers. The costs for investing in this asset class are high and transaction volumes are low, with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth remains inaccessible.
The Public Platform enables our proposed solution to this problem. Our manager is creating a marketplace for investment-grade art and collectibles and expanding asset classes into other alternative asset classes such as real estate, wine, precious metals and culture (movies, music royalties, etc.), through one or more affiliated issuers. The goal is to unlock every type of alternative asset and give investors true uncorrelated diversification.
The reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s ability to:

●
continue to source high quality underlying assets at reasonable prices to securitize on the Public Platform;
●
market the Public Platform and the offerings in individual series and attract investors to the Public Platform;
●
continue to develop the Public Platform and provide the information and technology infrastructure to support the issuance of interests; and
●
find operating partners to manage the collection of underlying assets at a decreasing marginal cost per asset.
No revenue models have been developed at the company or series level, and we do not expect our company or any series to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues.
Recent Developments
Acquisitions & Dispositions
On August 14, 2023, Series Collection Drop 014 sold the underlying asset of such series, an NFT by Larva Labs titled CryptoPunk #2142, for $88,649 net of fees versus the Series Collection Drop 014 offering amount of $197,400, $384,900 inclusive of equity issued to the asset seller. In connection with the sale, our manager assumed any remaining outstanding but unpaid Series Collection Drop 014 acquisition and offering expenses. This sale resulted in a net loss to holders of interests in Series Collection Drop 014. After completing such distribution, our manager intends to begin winding up Series Collection Drop 014 as the series will no longer have any assets or liabilities.
On September 5, 2023, Series Collection Drop 013 sold the underlying asset of such series, an NFT by Larva Labs titled Meebit #12536, for $2,375 net of fees versus the Series Collection Drop 013 offering amount of $38,100. In connection with the sale, our manager assumed any remaining outstanding but unpaid Series Collection Drop 013 acquisition and offering expenses. This sale resulted in a net loss to holders of interests in Series Collection Drop 013. After completing such distribution, our manager intends to begin winding up Series Collection Drop 013 as the series will no longer have any assets or liabilities.
Results of Operations
Revenues
As of June 30, 2023 and 2022, neither our company nor any series had recognized any revenue. No revenue models have been developed at the company or series level, and we do not expect our company or any series to generate revenue under current operating plans. Gains from sales of underlying assets are presented as other income in the statements of operations as they do not qualify as operating revenues.
Operating Expenses
The Operating Expenses incurred prior to the closing of an offering related to any of the underlying assets are being paid by our manager and recognized by our company as capital contributions and will not be reimbursed by the series. Each series will be responsible for its own operating expenses, such as storage, insurance or maintenance, beginning on the closing date of the offering for such series’ interests. Sourcing fees, which are treated as operating expenses, are paid to our manager as compensation for sourcing each underlying asset from the gross proceeds of the offering of each series’ interests.
For the six months ended June 30, 2023, we incurred $10,799 in operating expenses, as compared to $36,942 in operating expenses for the six months ended June 30, 2022. The following table summarizes the operating expenses by category:
Operating Expense	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022

Organizational costs	$8,566	$33,018
Sourcing Fees	-	1,530
Transportation, Storage and Insurance	2,233	2,394
TOTALS	$10,799	$36,942

At the close of the respective offerings for the series, each individual series became responsible for Operating Expenses. Pre-closing operating expenses are incurred on the books of our company, and post-closing Operating Expenses incurred by each series with a closed offering are incurred and recorded on the books of the series. Our manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the closing of each offering. The following table summarizes the Operating Expenses by our company and series for which the respective offerings had closed:
Series	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Series Private Drop 001(1)	$2,126	$1,206
Series Collection Drop 001	-	2,398
Series Collection Drop 002	-	2,413
Series Collection Drop 003	1,467	2,472
Series Collection Drop 004	1,374	2,446
Series Collection Drop 005	1,235	2,519
Series Collection Drop 006	-	2,402
Series Collection Drop 007	-	2,414
Series Collection Drop 008	-	1,880
Series Collection Drop 009	-	2,385
Series Collection Drop 010	-	2,432
Series Collection Drop 012	-	2,485
Series Collection Drop 013	1,442	2,472
Series Collection Drop 014	1,682	3,608
Series Collection Drop 018	1,473	3,410
TOTALS	$10,799	$36,942

(1)
Series Private Drop 001 interests were offered in a private placement offering pursuant to Rule 506(c) of Regulation D of the Securities Act.
Other Income/(Expenses)
For the six months ended June 30, 2023, we generated other income of $236,549, in the form of net gains on asset sales of $240,769, expenses related to asset sales of $(897) and losses on impairment of $(3,323), as compared to other expenses of $(119,624), in the form of net gains on asset sales of $14,801 and losses on impairment of $(134,425), for the six months ended June 30, 2022. The following table summarizes other income/(expenses) by series:
Series	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Series Private Drop 001	$188,000	$-
Series Collection Drop 004	(513)	(4,225)
Series Collection Drop 005	49,950	-
Series Collection Drop 008	-	14,801
Series Collection Drop 013	-	(500)

Series Collection Drop 014(1)	-	(129,700)
Series Collection Drop 018	(888)	-
TOTALS	$236,549	$(119,624)

(1)
We treat the underlying assets as long-lived assets, and the underlying assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Following such review, Series Collection Drop 014 recorded a significant loss on impairment with respect to sales of comparable assets. There has been no loss in utility with respect to the Series Collection Drop 014 underlying asset, but the carrying amount of the asset significantly exceeded the estimated fair value, so a substantial impairment charge was recognized in the amount by which the carrying amount of the asset exceeded the fair value of the asset.
Income Taxes
For the six months ended June 30, 2023, we recorded a $56,614 provision for income taxes, as compared to a $750 provision for income taxes for the six months ended June 30, 2022. The following table summarizes income taxes by series:
Series	Six Months Ended June 30, 2023	Six Months Ended June 20, 2022
Series Private Drop 001	$(45,440)	$(50)
Series Collection Drop 001	-	(50)
Series Collection Drop 002	-	(50)
Series Collection Drop 003	(50)	(50)
Series Collection Drop 004	(50)	(50)
Series Collection Drop 005	(10,924)	(50)
Series Collection Drop 006	-	(50)
Series Collection Drop 007	-	(50)
Series Collection Drop 008	-	(50)
Series Collection Drop 009	-	(50)
Series Collection Drop 010	-	(50)
Series Collection Drop 012	-	(50)
Series Collection Drop 013	(50)	(50)
Series Collection Drop 014	(50)	(50)
Series Collection Drop 018	(50)	(50)
TOTALS	$(56,614)	$(750)

Net Income/(Loss)
As a result of the cumulative effect of the foregoing factors, we generated net income of $169,136 and a net loss of $157,316 for the six months ended June 30, 2023 and 2022, respectively. The following table summarizes net gain/(loss) by our company and series:
Series	Six Months Ended June 30, 2023	Six Months Ended June 20, 2022
Series Private Drop 001	$140,434	$(1,256)

Series Collection Drop 001	-	(2,448)
Series Collection Drop 002	-	(2,463)
Series Collection Drop 003	(1,517)	(2,522)
Series Collection Drop 004	(1,937)	(6,721)
Series Collection Drop 005	37,791	(2,569)
Series Collection Drop 006	-	(2,452)
Series Collection Drop 007	-	(2,464)
Series Collection Drop 008	-	12,871
Series Collection Drop 009	-	(2,435)
Series Collection Drop 010	-	(2,482)
Series Collection Drop 012	-	(2,535)
Series Collection Drop 013	(1,492)	(3,022)
Series Collection Drop 014	(1,732)	(133,358)
Series Collection Drop 018	(2,411)	(3,460)
TOTALS	$169,136	$(157,316)

Liquidity and Capital Resources
From inception, our company and each series have financed their business activities through capital contributions to our company and individual series from our manager. Our company and each series expect to continue to have access to capital financing from our manager going forward. However, there is no obligation or assurance that our manager will provide such required capital. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual series at the sole discretion of our manager. There can be no assurance that our manager will continue to fund such expenses. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this report.
Cash and Cash Equivalent Balances
As of June 30, 2023 and December 31, 2022, our company itself had no cash or cash equivalents on hand. Cash is held at the series level. On a total consolidated basis, as of June 30, 2023, series had $718,480 on hand, as compared to $764 on hand as of December 31, 2022. The following table summarizes the cash and cash equivalents by series:
Series	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Series Private Drop 001(1)	$663,077	$77
Series Collection Drop 003	66	66
Series Collection Drop 004(1)	1,089	421
Series Collection Drop 005(1)	9,400	50
Series Collection Drop 013	50	50
Series Collection Drop 014	50	50
Series Collection Drop 018	44,748	50
TOTALS	$718,480	$764

(1)  The underlying asset(s) of such series was sold.

Distributions

During the six-month period ended June 30, 2023, our company made distributions of $87,576 on a total consolidated basis, as compared to distributions during the year ended December 31, 2022 of $136,209 on a total consolidated basis, in connection with the dispositions of the underlying assets of the following series:
Series	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Series Collection Drop 001	$-	$21,637
Series Collection Drop 002(1)	-	18,400
Series Collection Drop 005	87,576	-
Series Collection Drop 006(1)	-	15,026
Series Collection Drop 007	-	18,000
Series Collection Drop 008	-	25,424
Series Collection Drop 009(1)	-	10,018
Series Collection Drop 010	-	16,445
Series Collection Drop 012	-	11,259
TOTALS	$87,576	$136,209

(1)  On November 22, 2022, the referenced series exchanged the underlying assets of such series for the amounts above for interests in Public Sneaker Collection LLC, a Delaware limited liability company (“Public Sneaker”), by subscribing to the offering by Public Sneaker of its interests pursuant to Regulation A of the Securities Act. Our manager, as the manager of each such series, distributed to holders of interests in each such series all of the remaining assets of such series, which consisted only of interests in Public Sneaker. Accordingly, the distributions referenced above indicate the remaining book value of the assets of such series, which are the interests in Public Sneaker distributed.
Series Subscriptions
Our company records membership contributions at the effective date. If the subscription is not funded upon issuance, we record a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date, the subscription receivable is reclassified as a contra account to members’ equity/(deficit) on the balance sheet. Each series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the series offering. Subscriptions receivable consists of membership subscriptions received for which the minimum subscription requirement was met as of the applicable period ended date. As of June 30, 2023 and December 31, 2022, there were no subscriptions receivable.
Promissory Notes
In connection with the acquisition of the underlying assets from our manager, we have issued promissory notes to our manager which were due within 14 business days of the final closing of the related offering (i.e., when the offering is fully funded), provided that we were able to prepay the notes at any time. As of June 30, 2023 and December 31, 2022, there were no notes outstanding.
Due to Manager

To fund organizational and startup activities, as well as ongoing operating expenses for each series, such as legal, accounting, audit, storage and insurance expenses, not covered by proceeds from the offering for each such series’ interests, our manager has covered the expenses and costs of our company and each series thus far on a non-interest-bearing extension of revolving credit. Our company will evaluate when is best to repay our manager depending on operations and fundraising ability. In general, each series will repay our manager for funds extended for such expenses from the sale of each underlying asset in the associated series, or from revenue-generating events, if applicable. As of June 30, 2023, our company had $42,896 due to our manager, with $8,881 in other (legal and provision for income taxes), accounting and audit, storage and insurance fees associated with and incurred on behalf of the series during the six months ended June 30, 2023 as detailed in the table below:
Series	Other	Accounting	Storage	Provision for Income Tax	Insurance	Total
Series Collection Drop 003	$171	$1,087	$172	$50	$37	$1,517
Series Collection Drop 004	98	1,087	143	50	3	1,381
Series Collection Drop 005	49	1,087	56	50	43	1,235
Series Collection Drop 013	171	1,087	172	50	12	1,492
Series Collection Drop 014	171	1,087	172	50	252	1,732
Series Collection Drop 018	141	1,087	143	50	103	1,524
Total	$801	$6,522	$858	$250	$450	$8,881

As of December 31, 2022, our company had $37,550 due to our manager for other (legal and provision for income taxes), accounting and audit, storage and insurance fees associated with and incurred on behalf of the series as detailed in the table below:
Series	Other	Accounting	Storage	Insurance	Total
Series Collection Drop 003	$2,622	$5,268	$238	$99	$8,227
Series Collection Drop 004	2,622	2,595	159	34	5,410
Series Collection Drop 005	2,622	2,479	347	316	5,764
Series Collection Drop 013	2,486	2,398	280	278	5,442
Series Collection Drop 014	2,897	2,399	1,757	1,690	8,743
Series Collection Drop 018	1,885	1,484	272	323	3,964
TOTALS	$15,134	$16,623	$3,053	$2,740	$37,550

Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.
Art and Other Collectible Assets

The underlying assets, including art and other collectible assets (including NFTs), are recorded at cost. The cost of each underlying asset includes the purchase price, including any deposits for the underlying asset funded by our manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the underlying asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to below), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.
Our company treats the underlying assets as long-lived assets, and the underlying assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
There is no guarantee that each underlying asset is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. Our company does not have complete ownership history or restoration and repair records for every underlying asset. In the event of a title or authenticity claim, the applicable series and our company may not have recourse against the asset seller or the benefit of insurance, and the value of the given underlying asset may be diminished.
The underlying assets are purchased by the series (a) from our manager in exchange for either a non-interest-bearing or an interest-bearing promissory note and (b) from asset sellers on consignment following the closings of the offerings related to the given series. The series use the proceeds of the offerings to pay off the notes or consignors, as applicable. Acquisition expenses are typically paid for in advance by our manager and are reimbursed by the series from the proceeds of the offering. The series also distribute the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.
Acquisition expenses related to a particular series that are incurred prior to the closing of an offering are initially funded by our manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.
To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the underlying asset. Should a proposed offering prove to be unsuccessful, our company will not reimburse our manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.
Revenue Recognition
Our company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective October 8, 2019 (inception).
We determine revenue recognition through the following steps:
  identification of a contract with a customer;
  identification of the performance obligations in the contract;

  determination of the transaction price;

  allocation of the transaction price to the performance obligations in the contract; and

  recognition of revenue when or as the performance obligations are satisfied.
No revenue models have been developed at the company or series level, and we do not expect our company or any series to generate revenue under current operating plans. Gains from sales of underlying assets will be presented as other income in the statements of operations as they do not qualify as operating revenues. As of June 30, 2023 and 2022, neither our company nor any series had recognized any revenue.
Operating Expenses
After the closing of an offering of interests, each series is responsible for its own Operating Expenses, including any and all fees, costs and expenses incurred in connection with the management of the underlying assets. Prior to the closing, Operating Expenses are borne by our manager and not reimbursed by the series. Our manager will bear its own expenses of an ordinary nature. If the Operating Expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any Operating Expense reserves on the balance sheet of such series, our manager may pay such expenses and not seek reimbursement, loan the amount of the Operating Expenses to the applicable series or cause additional interests in such series to be issued.
Sourcing Fee: Our asset manager will be paid a fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. We comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
See “Item 1. Business—Operating Expenses” for additional information.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Members’ Equity/(Deficit)

Members’ equity/(deficit) for our company and any series consists of capital contributions, equity to artists or third parties, membership contributions, distributions and accumulated deficit.
Capital contributions are made by our manager to cover operating expenses for which our manager has elected not to be reimbursed.
With respect to equity issued to artists or third parties, in certain instances, interests in a particular series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the underlying asset of such series (for example, interests issued to an asset seller or consignor as partial consideration for an underlying asset), in each case as described in the Offering Statement.
Membership contributions are made to a series from a successful closing of the offering of such series’ interests and are calculated as the value of interests sold in such offering net of brokerage fee (paid from the proceeds of the successfully such offering). Membership contributions may be made by both third parties and our manager.
Distributions are made by a series upon the occurrence of a liquidation event relating to the series.
Earnings (Loss) / Income per Membership Interest
Upon completion of an offering, each series intends to comply with accounting and disclosure requirement of ASC Topic 260, Earnings per Share. For each series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular series by the weighted average number of outstanding interests in that particular series during the year.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Our company adopted the standard, effective as of the year ended December 31, 2022, and the adoption of such standard had no impact on our company’s financial statements.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 2.  OTHER INFORMATION
We have no information to disclose that was required to be in a report on Form 1-U during the six months ended June 30, 2023, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$663,077	$-	$-	$66
Prepayments to Manager	11,024	-	-	-
TOTAL CURRENT ASSETS	674,101	-	-	66

OTHER ASSETS
Art and Other Collectible Assets	-	-	-	13,500
TOTAL OTHER ASSETS	-	-	-	13,500

TOTAL ASSETS	$674,101	$-	$-	$13,566

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$-	$-	$-	$9,744
Income Tax Payable	45,440	-	-	-
TOTAL CURRENT LIABILITIES	45,440	-	-	9,744
TOTAL LIABILITIES	45,440	-	-	9,744

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	-	11,837	12,661	5,000
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions, net
Membership Contributions, Third party	500,000	12,725	19,600	12,250
Membership Contributions, Manager	-	275	400	250
Less: Brokerage Fees	-	(227)	(296)	(123)
Total Membership Contributions	500,000	12,773	19,704	12,377
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	128,661	(2,973)	(13,965)	(13,555)
Distributions	-	(21,637)	(18,400)	-
Total Retained Earnings/(Accumulated Deficit)	128,661	(24,610)	(32,365)	(13,555)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	628,661	-	-	3,822

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$674,101	$-	$-	$13,566

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023 (AUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$1,089	$9,400	$-	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	1,089	9,400	-	-

OTHER ASSETS
Art and Other Collectible Assets	-	-	-	-
TOTAL OTHER ASSETS	-	-	-	-

TOTAL ASSETS	$1,089	$9,400	$-	$-

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$6,791	$3,925	$-	$-
Income Tax Payable	-	10,924	-	-
TOTAL CURRENT LIABILITIES	6,791	14,849	-	-
TOTAL LIABILITIES	6,791	14,849	-	-

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	-	-	4,791	3,843
Equity Interest to Artist / Third party	-	21,000	-	-
Membership Contributions, net
Membership Contributions, Third party	6,390	30,499	15,799	19,999
Membership Contributions, Manager	10	1	1	1
Less: Brokerage Fees	(64)	(305)	(158)	(200)
Total Membership Contributions	6,336	30,195	15,642	19,800
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(12,038)	30,932	(5,407)	(5,643)
Distributions	-	(87,576)	(15,026)	(18,000)
Total Retained Earnings/(Accumulated Deficit)	(12,038)	(56,644)	(20,433)	(23,643)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	(5,702)	(5,449)	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$1,089	$9,400	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023 (AUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	-	-	-	-
TOTAL OTHER ASSETS	-	-	-	-

TOTAL ASSETS	$-	$-	$-	$-

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$-	$-	$-	$-
Income Tax Payable	2,953	-	-	-
TOTAL CURRENT LIABILITIES	2,953	-	-	-
TOTAL LIABILITIES	2,953	-	-	-

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	2,879	4,733	3,386	4,049
Equity Interest to Artist / Third party	-	-	-	8,000
Membership Contributions, net
Membership Contributions, Third party	11,199	10,499	25,299	33,699
Membership Contributions, Manager	1	1	1	1
Less: Brokerage Fees	(112)	(105)	(253)	(337)
Total Membership Contributions	11,088	10,395	25,047	33,363
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	8,504	(5,110)	(11,988)	(34,153)
Distributions	(25,424)	(10,018)	(16,445)	(11,259)
Total Retained Earnings/(Accumulated Deficit)	(16,920)	(15,128)	(28,433)	(45,412)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	(2,953)	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023 (AUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Unallocated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$44,748	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	44,748	-

OTHER ASSETS
Art and Other Collectible Assets	4,287	92,394	-	-
TOTAL OTHER ASSETS	4,287	92,394	-	-

TOTAL ASSETS	$4,337	$92,444	$44,748	$-

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$6,934	$10,475	$5,027	$-
Income Tax Payable	-	-	-	-
TOTAL CURRENT LIABILITIES	6,934	10,475	5,027	-
TOTAL LIABILITIES	6,934	10,475	5,027	-

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	-	-	-	1,320
Equity Interest to Artist / Third party	-	187,500	58,440	-
Membership Contributions, net
Membership Contributions, Third party	38,099	197,399	40,789	-
Membership Contributions, Manager	1	1	211	-
Less: Brokerage Fees	(381)	(1,974)	(410)	-
Total Membership Contributions	37,719	195,426	40,590	-
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(40,316)	(300,957)	(59,309)	(1,320)
Distributions	-	-	-	-
Total Retained Earnings/(Accumulated Deficit)	(40,316)	(300,957)	(59,309)	(1,320)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	(2,597)	81,969	39,721	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$4,337	$92,444	$44,748	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2023 (AUDITED)

Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$718,480
Prepayments to Manager	11,024
TOTAL CURRENT ASSETS	729,504

OTHER ASSETS
Art and Other Collectible Assets	110,181
TOTAL OTHER ASSETS	110,181

TOTAL ASSETS	$839,685

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$42,896
Income Tax Payable	59,317
TOTAL CURRENT LIABILITIES	102,213
TOTAL LIABILITIES	102,213

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	54,499
Equity Interest to Artist / Third party	274,940
Membership Contributions, net
Membership Contributions, Third party	974,245
Membership Contributions, Manager	1,155
Less: Brokerage Fees	(4,945)
Total Membership Contributions	970,455
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(338,637)
Distributions	(223,785)
Total Retained Earnings/(Accumulated Deficit)	(562,422)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	737,472

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$839,685

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 (AUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$77	$-	$-	$66
Prepayments to Manager	13,150	-	-	-
TOTAL CURRENT ASSETS	13,227	-	-	66

OTHER ASSETS
Art and Other Collectible Assets	475,000	-	-	13,500
TOTAL OTHER ASSETS	475,000	-	-	13,500

TOTAL ASSETS	$488,227	$-	$-	$13,566

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$-	$-	$-	$8,227
Income Tax Payable	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	-	-	-	8,227
TOTAL CURRENT LIABILITIES	-	-	-	8,227

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	-	11,837	12,661	5,000
Equity Interest to Artist / Third party	-	-	-	-
Membership Contributions, net
Membership Contributions, Third party	500,000	12,725	19,600	12,250
Membership Contributions, Manager	-	275	400	250
Less: Brokerage Fees	-	(227)	(296)	(123)
Total Membership Contributions	500,000	12,773	19,704	12,377
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(11,773)	(2,973)	(13,965)	(12,038)
Distributions	-	(21,637)	(18,400)	-
Total Retained Earnings/(Accumulated Deficit)	(11,773)	(24,610)	(32,365)	(12,038)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	488,227	-	-	5,339

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$488,227	$-	$-	$13,566

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 (AUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$421	$50	$-	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	421	50	-	-

OTHER ASSETS
Art and Other Collectible Assets	1,224	50,050	-	-
TOTAL OTHER ASSETS	1,224	50,050	-	-

TOTAL ASSETS	$1,645	$50,100	$-	$-

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$5,410	$5,764	$-	$-
Income Tax Payable	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	5,410	5,764	-	-
TOTAL CURRENT LIABILITIES	5,410	5,764	-	-

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	-	-	4,791	3,843
Equity Interest to Artist / Third party	-	21,000	-	-
Membership Contributions, net
Membership Contributions, Third party	6,390	30,499	15,799	19,999
Membership Contributions, Manager	10	1	1	1
Less: Brokerage Fees	(64)	(305)	(158)	(200)
Total Membership Contributions	6,336	30,195	15,642	19,800
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(10,101)	(6,859)	(5,407)	(5,643)
Distributions	-	-	(15,026)	(18,000)
Total Retained Earnings/(Accumulated Deficit)	(10,101)	(6,859)	(20,433)	(23,643)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	(3,765)	44,336	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$1,645	$50,100	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 (AUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Other Collectible Assets	-	-	-	-
TOTAL OTHER ASSETS	-	-	-	-

TOTAL ASSETS	$-	$-	$-	$-

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$-	$-	$-	$-
Income Tax Payable	2,953	-	-	-
TOTAL OTHER CURRENT LIABILITIES	2,953	-	-	-
TOTAL CURRENT LIABILITIES	2,953	-	-	-

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	2,879	4,733	3,386	4,049
Equity Interest to Artist / Third party	-	-	-	8,000
Membership Contributions, net
Membership Contributions, Third party	11,199	10,499	25,299	33,699
Membership Contributions, Manager	1	1	1	1
Less: Brokerage Fees	(112)	(105)	(253)	(337)
Total Membership Contributions	11,088	10,395	25,047	33,363
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	8,504	(5,110)	(11,988)	(34,153)
Distributions	(25,424)	(10,018)	(16,445)	(11,259)
Total Retained Earnings/(Accumulated Deficit)	(16,920)	(15,128)	(28,433)	(45,412)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	(2,953)	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 (AUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Unallocated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$50	$50	$50	$-
Prepayments to Manager	-	-	-	-
TOTAL CURRENT ASSETS	50	50	50	-

OTHER ASSETS
Art and Other Collectible Assets	4,287	92,394	46,046	-
TOTAL OTHER ASSETS	4,287	92,394	46,046	-

TOTAL ASSETS	$4,337	$92,444	$46,096	$-

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$5,442	$8,743	$3,964	$-
Income Tax Payable	-	-	-	-
TOTAL OTHER CURRENT LIABILITIES	5,442	8,743	3,964	-
TOTAL CURRENT LIABILITIES	5,442	8,743	3,964	-

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	-	-	-	1,320
Equity Interest to Artist / Third party	-	187,500	58,440	-
Membership Contributions, net
Membership Contributions, Third party	38,099	197,399	40,789	-
Membership Contributions, Manager	1	1	211	-
Less: Brokerage Fees	(381)	(1,974)	(410)	-
Total Membership Contributions	37,719	195,426	40,590	-
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(38,824)	(299,225)	(56,898)	(1,320)
Distributions	-	-	-	-
Total Retained Earnings/(Accumulated Deficit)	(38,824)	(299,225)	(56,898)	(1,320)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	(1,105)	83,701	42,132	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$4,337	$92,444	$46,096	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 (AUDITED)

Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$764
Prepayments to Manager	13,150
TOTAL CURRENT ASSETS	13,914

OTHER ASSETS
Art and Other Collectible Assets	682,501
TOTAL OTHER ASSETS	682,501

TOTAL ASSETS	$696,415

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES
Due to Manager	$37,550
Income Tax Payable	2,953
TOTAL OTHER CURRENT LIABILITIES	40,503
TOTAL CURRENT LIABILITIES	40,503

MEMBERS’ EQUITY/(DEFICIT)
Capital Contributions	54,499
Equity Interest to Artist / Third party	274,940
Membership Contributions, net
Membership Contributions, Third party	974,245
Membership Contributions, Manager	1,155
Less: Brokerage Fees	(4,945)
Total Membership Contributions	970,455
Retained Earnings/(Accumulated Deficit)
Retained Earnings/(Accumulated Deficit)	(507,773)
Distributions	(136,209)
Total Retained Earnings/(Accumulated Deficit)	(643,982)
TOTAL MEMBERS’ EQUITY/(DEFICIT)	655,912

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$696,415

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 003	Series Collection Drop 004	Series Collection Drop 005
Operating Expenses
Organizational Costs	$1,200	$1,258	$1,228	$1,136
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	926	209	146	99
Total Operating Expenses	2,126	1,467	1,374	1,235
Loss from Operations	(2,126)	(1,467)	(1,374)	(1,235)

Other Income/(Expenses)
Gain/(Loss) on Sale of Asset	188,000	-	(461)	49,950
(Expenses) related to Asset Sale	-	-	(52)	-
(Loss) on Impairment	-	-	-	-
Total Other Income/(Expenses)	188,000	-	(513)	49,950

Income/(Loss) before Income Taxes	185,874	(1,467)	(1,887)	48,715
(Provision) for Income Tax	(45,440)	(50)	(50)	(10,924)
Net Income/(Loss)	$140,434	$(1,517)	$(1,937)	$37,791

Basic and Diluted Loss per Membership Interest	$14.04	$(3.03)	$(3.03)	$0.73
Weighted Average Membership Interests	10,000	500	640	51,500

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Total Consolidated
Operating Expenses
Organizational Costs	$1,258	$1,258	$1,228	$8,566
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	184	424	245	2,233
Total Operating Expenses	1,442	1,682	1,473	10,799
Loss from Operations	(1,442)	(1,682)	(1,473)	(10,799)

Other Income/(Expenses)
Gain/(Loss) on Sale of Asset	-	-	3,280	240,769
(Expenses) related to Asset Sale	-	-	(845)	(897)
(Loss) on Impairment	-	-	(3,323)	(3,323)
Total Other Income/(Expenses)	-	-	(888)	236,549

Income/(Loss) before Income Taxes	(1,442)	(1,682)	(2,361)	225,750
(Provision) for Income Tax	(50)	(50)	(50)	(56,614)
Net Income/(Loss)	$(1,492)	$(1,732)	$(2,411)	$169,136

Basic and Diluted Loss per Membership Interest	$(0.04)	$-	$(0.02)
Weighted Average Membership Interests	38,100	384,900	99,440

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
Operating Expense
Organizational Costs	$1,206	$2,352	$2,352	$2,427
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	-	46	61	45
Total Operating Expenses	1,206	2,398	2,413	2,472
Loss from Operations	(1,206)	(2,398)	(2,413)	(2,472)

Other Income/(Expenses)
Gain on Sale of Asset	-	-	-	-
(Loss) on Impairment	-	-	-	-
Total Other Income/(Expenses)	-	-	-	-

Income/(Loss) Before Income Taxes	(1,206)	(2,398)	(2,413)	(2,472)
Provision for Income Taxes	50	50	50	50
Net Income/(Loss)	$(1,256)	$(2,448)	$(2,463)	$(2,522)

Basic and Diluted Loss per Membership Interest	$(0.13)	$(4.71)	$(3.08)	$(5.04)
Weighted Average Membership Interests	10,000	520	800	500

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
Operating Expense
Organizational Costs	$2,426	$2,351	$2,351	$2,351
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	20	168	51	63
Total Operating Expenses	2,446	2,519	2,402	2,414
Loss from Operations	(2,446)	(2,519)	(2,402)	(2,414)

Other Income/(Expenses)
Gain on Sale of Asset	-	-	-	-
(Loss) on Impairment	(4,225)	-	-	-
Total Other Income/(Expenses)	(4,225)	-	-	-

Income/(Loss) Before Income Taxes	(6,671)	(2,519)	(2,402)	(2,414)
Provision for Income Taxes	50	50	50	50
Net Income/(Loss)	$(6,721)	$(2,569)	$(2,452)	$(2,464)

Basic and Diluted Loss per Membership Interest	$(10.50)	$(0.05)	$(0.16)	$(0.12)
Weighted Average Membership Interests	640	51,500	15,800	20,000

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
Operating Expense
Organizational Costs	$1,880	$2,351	$2,351	$2,351
Sourcing Fees	-	-	-	-
Transportation, Storage and Insurance	-	34	81	134
Total Operating Expenses	1,880	2,385	2,432	2,485
Loss from Operations	(1,880)	(2,385)	(2,432)	(2,485)

Other Income/(Expenses)
Gain on Sale of Asset	14,801	-	-	-
(Loss) on Impairment	-	-	-	-
Total Other Income/(Expenses)	14,801	-	-	-

Income/(Loss) Before Income Taxes	12,921	(2,385)	(2,432)	(2,485)
Provision for Income Taxes	50	50	50	50
Net Income/(Loss)	$12,871	$(2,435)	$(2,482)	$(2,535)

Basic and Diluted Loss per Membership Interest	$1.15	$(0.23)	$(0.10)	$(0.06)
Weighted Average Membership Interests	11,200	10,500	25,300	41,700

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Total Consolidated
Operating Expense
Organizational Costs	$2,351	$2,351	$1,567	$33,018
Sourcing Fees	-	-	1,530	1,530
Transportation, Storage and Insurance	121	1,257	313	2,394
Total Operating Expenses	2,472	3,608	3,410	36,942
Loss from Operations	(2,472)	(3,608)	(3,410)	(36,942)

Other Income/(Expenses)
Gain on Sale of Asset	-	-	-	14,801
(Loss) on Impairment	(500)	(129,700)	-	(134,425)
Total Other Income/(Expenses)	(500)	(129,700)	-	(119,624)

Income/(Loss) Before Income Taxes	(2,972)	(133,308)	(3,410)	(156,566)
Provision for Income Taxes	50	50	50	750
Net Income/(Loss)	$(3,022)	$(133,358)	$(3,460)	$(157,316)

Basic and Diluted Loss per Membership Interest	$(0.08)	$(0.35)	$(0.03)	N/A
Weighted Average Membership Interests	38,100	384,900	99,440	N/A

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
Balance, January 1, 2022	$492,464	$10,216	$14,571	$9,746
Membership Contribution	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contribution	-	-	-	-
Distribution	-	-	-	-
Net Gain / (Loss)	(1,256)	(2,448)	(2,463)	(2,522)
Balance, June 30, 2022	$491,208	$7,768	$12,108	$7,224

Balance, January 1, 2023	$488,227	$-	$-	$5,339
Net Income/(Loss)	140,434	-	-	(1,517)
Capital Contributions	-	-	-	-
Membership Contributions	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Distributions	-	-	-	-
Balance, June 30, 2023	$628,661	$-	$-	$3,822

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
Balance, January 1, 2022	$5,093	$48,877	$14,051	$18,032
Membership Contribution	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contribution	-	-	-	-
Distribution	-	-	-	-
Net Gain / (Loss)	(6,721)	(2,569)	(2,452)	(2,464)
Balance, June 30, 2022	$(1,628)	$46,308	$11,599	$15,568

Balance, January 1, 2023	$(3,765)	$44,336	$-	$-
Net Income/(Loss)	(1,937)	37,791	-	-
Capital Contributions	-	-	-	-
Membership Contributions	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Distributions	-	(87,576)	-	-
Balance, June 30, 2023	$(5,702)	$(5,449)	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
Balance, January 1, 2022	$9,674	$9,077	$23,009	$39,044
Membership Contribution	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Capital Contribution	2,925	-	-	-
Distribution	(25,470)	-	-	-
Net Gain / (Loss)	12,871	(2,435)	(2,482)	(2,535)
Balance, June 30, 2022	$-	$6,642	$20,527	$36,509

Balance, January 1, 2023	$(2,953)	$-	$-	$-
Net Income/(Loss)	-	-	-	-
Capital Contributions	-	-	-	-
Membership Contributions	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Distributions	-	-	-	-
Balance, June 30, 2023	$(2,953)	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Unallocated
Balance, January 1, 2022	$10,638	$311,286	$40,800	$(1,320)
Membership Contribution	-	-	200	-
Less: Brokerage Fees	-	-	(410)	-
Equity to Artist / Third Party	-	-	58,440	-
Capital Contribution	-	-	-	1,320
Distribution	-	-	-	-
Net Gain / (Loss)	(3,022)	(133,358)	(3,460)	-
Balance, June 30, 2022	$7,616	$177,928	$95,570	$-

Balance, January 1, 2023	$(1,105)	$83,701	$42,132	$-
Net Income/(Loss)	(1,492)	(1,732)	(2,411)	-
Capital Contributions	-	-	-	-
Membership Contributions	-	-	-	-
Less: Brokerage Fees	-	-	-	-
Equity to Artist / Third Party	-	-	-	-
Distributions	-	-	-	-
Balance, June 30, 2023	$(2,597)	$81,969	$39,721	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

Total Consolidated
Balance, January 1, 2022	$1,055,258
Membership Contribution	200
Less: Brokerage Fees	(410)
Equity to Artist / Third Party	58,440
Capital Contribution	4,245
Distribution	(25,470)
Net Gain / (Loss)	(157,316)
Balance, June 30, 2022	$934,947

Balance, January 1, 2023	$655,912
Net Income/(Loss)	169,136
Capital Contributions	-
Membership Contributions	-
Less: Brokerage Fees	-
Equity to Artist / Third Party	-
Distributions	(87,576)
Balance, June 30, 2023	$737,472

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 003	Series Collection Drop 004	Series Collection Drop 005
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$140,434	$(1,517)	$(1,937)	$37,791
Adjustments to reconcile Net Income/(Loss) to Net Cash Flows From Operating Activities:
(Gain)/Loss on Sale of Asset	(188,000)	-	461	(49,950)
Prepayments to Manager	-	-	-	-
Increase in Income Tax Payable	45,440	-	-	10,924
Loss on Impairment	-	-	-	-
(Expenses) Related to Asset Sale	-	-	52	-
Total Adjustments	(142,560)	-	513	(39,026)
Net Cash Flows From Operating Activities	(2,126)	(1,517)	(1,424)	(1,235)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	663,000	-	763	100,000
(Expenses) on Sale of Art and Other Collectibles	-	-	(52)	-
Purchase of Art and Other Collectibles	-	-	-	-
Net Cash Flows From Investing Activities	663,000	-	711	100,000

Cash Flows From Financing Activities:
Net Proceeds from/(Repayments to) Manager	2,126	1,517	1,381	(1,839)
Capital Contributions	-	-	-	-
Distributions	-	-	-	(87,576)
Membership Contributions, net	-	-	-	-
Net Cash Flows From Financing Activities	2,126	1,517	1,381	(89,415)

Cash at Beginning of Period	77	66	421	50
Net Increase/(Decrease) In Cash	663,000	-	668	9,350
Cash at End of Period	$663,077	$66	$1,089	$9,400

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Total Consolidated
Cash Flows From Operating Activities:
Net Income/(Loss) For the Period	$(1,492)	$(1,732)	$(2,411)	$169,136
Adjustments to reconcile Net Income/(Loss) to Net Cash Flows From Operating Activities:
(Gain)/Loss on Sale of Asset	-	-	(3,280)	(240,769)
Prepayments to Manager	-	-	-	-
Increase in Income Tax Payable	-	-	-	56,364
Loss on Impairment	-	-	3,323	3,323
(Expenses) Related to Asset Sale	-	-	845	897
Total Adjustments	-	-	888	(180,185)
Net Cash Flows From Operating Activities	(1,492)	(1,732)	(1,523)	(11,049)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	46,004	809,767
(Expenses) on Sale of Art and Other Collectibles	-	-	(845)	(897)
Purchase of Art and Other Collectibles	-	-	-	-
Net Cash Flows From Investing Activities	-	-	45,159	808,870

Cash Flows From Financing Activities:
Net Proceeds from/(Repayments to) Manager	1,492	1,732	1,062	7,471
Capital Contributions	-	-	-	-
Distributions	-	-	-	(87,576)
Membership Contributions, net	-	-	-	-
Net Cash Flows From Financing Activities	1,492	1,732	1,062	(80,105)

Cash at Beginning of Period	50	50	50	764
Net Increase/(Decrease) In Cash	-	-	44,698	717,716
Cash at End of Period	$50	$50	$44,748	$718,480

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Private Drop 001	Series Collection Drop 001	Series Collection Drop 002	Series Collection Drop 003
Cash Flows From Operating Activities:
Net Loss For the Period	$(1,256)	$(2,448)	$(2,463)	$(2,522)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-	-	-	-
Prepayments to Manager	1,256	-	-	-
Impairment Loss	-	-	-	-
Total Adjustments	1,256	-	-	-
Net Cash Flows From Operating Activities	-	(2,448)	(2,463)	(2,522)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows From Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	-	2,448	2,463	2,522
Capital Contributions	-	-	-	-
Distributions	-	-	-	-
Membership Contributions, net	-	-	-	-
Net Cash Flows From Financing Activities	-	2,448	2,463	2,522

Cash at Beginning of Period	77	40	42	66
Net Increase/(Decrease) In Cash	-	-	-	-
Cash at End of Period	$77	$40	$42	$66

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 004	Series Collection Drop 005	Series Collection Drop 006	Series Collection Drop 007
Cash Flows From Operating Activities:
Net Loss For the Period	$(6,721)	$(2,569)	$(2,452)	$(2,464)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-	-	-	-
Prepayments to Manager	-	-	-	-
Impairment Loss	(4,225)	-	-	-
Total Adjustments	(4,225)	-	-	-
Net Cash Flows From Operating Activities	(10,946)	(2,569)	(2,452)	(2,464)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	-
Net Cash Flows From Investing Activities	-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	-	-
Net Proceeds from/(Repayments to) Manager	2,496	2,569	2,452	2,464
Capital Contributions	-	-	-	-
Distributions	-	-	-	-
Membership Contributions, net	-	-	-	-
Net Cash Flows From Financing Activities	2,496	2,569	2,452	2,464

Cash at Beginning of Period	50	50	50	50
Net Increase/(Decrease) In Cash	(8,450)	-	-	-
Cash at End of Period	$(8,400)	$50	$50	$50

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party	$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

		Series Collection Drop 008	Series Collection Drop 009	Series Collection Drop 010	Series Collection Drop 012
Cash Flows From Operating Activities:
Net Loss For the Period		$12,871	$(2,435)	$(2,482)	$(2,535)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset		(14,801)	-	-	-
Prepayments to Manager		-	-	-	-
Impairment Loss		-	-	-	-
Total Adjustments		(14,801)	-	-	-
Net Cash Flows From Operating Activities		(1,930)	(2,435)	(2,482)	(2,535)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles		25,420	-	-	-
Net Cash Flows From Investing Activities		-	-	-	-

Cash Flows From Financing Activities:
Repayment of Loans – related party		-	-	-	-
Net Proceeds from/(Repayments to) Manager		(995)	2,435	2,482	2,535
Capital Contributions		2,925	-	-	-
Distributions		(25,470)	-	-	-
Membership Contributions, net		-	-	-	-
Net Cash Flows From Financing Activities		(23,540)	2,435	2,482	2,535

Cash at Beginning of Period		50	50	50	50
Net Increase/(Decrease) In Cash		(50)	-	-	-
Cash at End of Period	$	$-	$50	$50	$50

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party		$-	$-	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

	Series Collection Drop 013	Series Collection Drop 014	Series Collection Drop 018	Total Consolidated
Cash Flows From Operating Activities:
Net Loss For the Period	$(3,022)	$(133,358)	$(3,460)	$(157,316)
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-	-	-	(14,801)
Prepayments to Manager	-	-	-	1,256
Impairment Loss	(500)	(129,700)	-	(134,425)
Total Adjustments	(500)	(129,700)	-	(147,970)
Net Cash Flows From Operating Activities	(3,522)	(263,058)	(3,460)	(305,286)

Cash Flows From Investing Activities:
Proceeds from Sale of Art and Other Collectibles	-	-	-	25,420
Net Cash Flows From Investing Activities	-	-	-	25,420

Cash Flows From Financing Activities:
Repayment of Loans – related party	-	-	(38,960)	(38,960)
Net Proceeds from/(Repayments to) Manager	2,522	3,658	1,880	31,931
Capital Contributions	-	-	-	2,925
Distributions	-	-	-	(25,470)
Membership Contributions, net	-	-	40,590	40,590
Net Cash Flows From Financing Activities	2,522	3,658	3,510	11,016

Cash at Beginning of Period	50	50	-	725
Net Increase/(Decrease) In Cash	(1,000)	(259,400)	50	(268,850)
Cash at End of Period	$(950)	$(259,350)	$50	$(268,125)

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Purchase of Art and Other Collectibles by equity committed to artist / third party	$-	$-	$58,440	$58,440

See accompanying notes, which are an integral part of these consolidated financial statements.

OTIS COLLECTION LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
NOTE 1: NATURE OF OPERATIONS
Otis Collection LLC (the “Company”) is a series limited liability company formed on October 8, 2019 pursuant to Section 18-215 of the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade art, collectibles and non-fungible tokens (“NFTs”; such assets or group of assets, the “Underlying Assets”). The Company has created separate series of the Company (each, a “Series”). Each Underlying Asset is owned by a separate Series, and the assets and liabilities of each Series are separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties. Because of the Company’s structure, the Company is dependent on Otis Wealth, Inc. (the “Manager”), the managing member and asset manager (the “Asset Manager”) of the Company, and is totally reliant on the Manager to manage its business and fund the Company’s ongoing operating expenses and other capital needs.
The Asset Manager manages the Underlying Assets held by each Series. The Series acquired the Underlying Assets (a) from the Manager, financed through interest-bearing promissory notes issued to the Manager, or (b) from asset sellers on consignment following the closings of the offerings related to the given Series, and the Manager developed the financial, offering and other materials to offer the Interests through the mobile app-based investment platform called Otis.
The Company has sold Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are an Underlying Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Company’s limited liability company agreement, dated October 10, 2019, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.
Voting Rights
The Manager has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:
●
the removal of the Manager;
●
the dissolution of the Company upon the for-cause removal of the Managing Member; and
●
an amendment to the Operating Agreement that would:

o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
o
change the situations in which the Company and any Series can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.
When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as hereinafter defined)); and thereafter, (iii) first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series). In each applicable instance to date, the Manager has waived its rights to the foregoing 10% distribution.
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.
Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:
●
repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
●
thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and

●
thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.
Manager’s Interest
At the closing of each offering, and unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 2% and up to a maximum of 19.99% of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors, although such minimum and maximum thresholds may be waived or modified by the Manager in its sole discretion.
NOTE 2:  GOING CONCERN
The accompanying consolidated financial statements and Series financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. With the exception of Series Collection Drop 001, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 008, Series Collection Drop 010 and Series Collection Drop 018, each of which sold the underlying assets of such Series for gains, neither the Company nor any Series has generated revenues or profits since inception.
Each Series, with the exception of Series Private Drop 001 and Series Collection Drop 005, incurred net losses for the six-month period ended June 30, 2023, and each Series, with the exception of Series Collection Drop 008, incurred net losses for the six-month period ended June 30, 2022. On a total consolidated basis, the Company earned net income of $169,136 for the six-month period ended June 30, 2023. On a total consolidated basis, the Company had an accumulated deficit of $494,496 and $643,982 as of June 30, 2023 and December 31, 2022, respectively. On a total consolidated basis, the Company’s current assets exceed current liabilities by $627,291 as of June 30, 2023. The Company and each listed Series are reliant upon the Manager to fund its current and future obligations.
The Company’s and each Series’ ability to continue as a going concern for the next twelve months following the date the consolidated financial statements and Series financial statements were available to be issued is dependent upon the ability to obtain additional capital financing from the Manager to cover the Company’s and each Series’ costs and obligations through disposition of the Underlying Asset of such Series and the costs of administering the Company and each Series. No assurance can be given that the Company and each Series will be successful in these efforts.
These factors, among others, raise substantial doubt about the ability of the Company and each Series to continue as a going concern for a reasonable period of time. The consolidated financial statements and Series financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
The accompanying consolidated financial statements include the accounts of the Company as well as its Series required to be consolidated under GAAP. Separate financial statements are presented for each Series. Significant intercompany accounts and transactions have been eliminated.
Use of Estimates

The preparation of consolidated financial statements and the Series financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the Series financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company and each Series consider short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2023 and December 31, 2022, the Company had no cash on hand, respectively. However, Series’ checking accounts hold funds, as presented in the consolidated financials.
Subscriptions Receivable
The Company and each Series record membership contributions at the effective date. If subscriptions are not funded upon issuance, the Company and each Series record a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under the Financial Accounting Standards Board (“FASB”) ASC 505-10-45-2, the subscription receivables are reclassified as a contra account to members’ equity/(deficit) on the balance sheet. Each Series has a minimum offering size that, once met, will result in the eventual successful subscription to and closing of the Series. Subscriptions receivable consists of membership subscriptions sold prior to the period ended date for which the minimum subscription requirement was met. As of June 30, 2023 and December 31, 2022, the Company had no Subscriptions receivable.
Art and Other Collectible Assets
The Underlying Assets, including art and other collectible assets (including NFTs), are recorded at cost. The cost of each Underlying Asset includes the purchase price, including any deposits for the Underlying Asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to below), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets are subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
There is no guarantee that each Underlying Asset is free of any claims regarding title and authenticity (e.g., claims regarding being counterfeit or previously stolen), or that such claims will not arise. The Company does not have complete ownership history or restoration and repair records for every Underlying Asset. In the event of a title or authenticity claim, the applicable Series and the Company may not have recourse against the asset seller or the benefit of insurance, and the value of the given Underlying Asset may be diminished.
The Underlying Assets are purchased by the Series (a) from the Manager in exchange for either a non-interest-bearing or an interest-bearing promissory note and (b) from asset sellers on consignment following the closings of the offerings related to the given Series. The Series use the proceeds of the offerings to pay off the notes or consignors, as applicable. Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distribute the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.
To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series’ balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.
As of June 30, 2023 and December 31, 2022, the Company’s total investment in the Underlying Assets across all Series was $110,181 and $682,501, respectively, as detailed in the table below (presented below net of aggregate impairments of $314,878 and $370,794 as of June 30, 2023 and December 31, 2022, respectively).

Series	Underlying Asset	As of June 30, 2023	As of December 31, 2022
Series Collection Drop 003	Giant Size X-Men #1	$13,500	$13,500
Series Private Drop 001(1)	Untitled Escape Collage painting by Rashid Johnson	-	475,000
Series Collection Drop 004(1)	Collection of two NFTs by Grimes titled Newborn 1 and Newborn 3	-	1,224
Series Collection Drop 005(1)	NFT by Larva Labs titled CryptoPunk #543	-	50,050
Series Collection Drop 013	NFT by Larva Labs titled Meebit #12536	4,287	4,287
Series Collection Drop 014	NFT by Larva Labs titled CryptoPunk #2142	92,394	92,394
Series Collection Drop 018(1)	Art Blocks NFT by Snowfro titled Chromie Squiggle #2241	-	46,046
Total		$110,181	$682,501

(1)
The Underlying Asset of such Series was sold.
For the six-month period ended June 30, 2023, the Company recorded $3,323 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Series	Loss on Impairment
Series Collection Drop 018	$3,323
Total	$3,323

For the year ended December 31, 2022, the Company recorded $308,618 in impairment loss charges for its Underlying Assets, as detailed in the table below:

Series	Loss on Impairment
Series Collection Drop 004	$4,562
Series Collection Drop 010	10,068
Series Collection Drop 012	13,656
Series Collection Drop 013	7,342
Series Collection Drop 014	221,636
Series Collection Drop 018	51,354
Total	$308,618

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
See discussion of the valuation methods in the section above titled Art and Other Collectible Assets.
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.
The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;
●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
No revenue models have been developed at the Company or Series level, and we do not expect the Company or any Series to generate revenue under current operating plans. Gains from sales of Underlying Assets will be presented as other income in the statements of operations as they do not qualify as operating revenues. As of June 30, 2023 and 2022, neither the Company nor any Series had recognized any revenue.

Operating Expenses
After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).
If the operating expenses exceed the amount of net sales proceeds generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by the sale of such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”); and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.
Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each offering. The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
Income Taxes

The Company is a series limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its sole member, the Manager. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on its individual tax return. However, the Company has elected, in accordance with the IRC, to treat each individual Series as a separate subchapter C corporation for tax purposes. Accordingly, a provision for the minimum payment has been recorded for each Series, except as set forth below and detailed in the table below, which table shows tax provisions on a total consolidated basis of $56,364 and income taxes payable of $59,317 on a consolidated basis for certain Series reflecting utilization of 2019 to June 30, 2023, as applicable, net operating loss carryforwards (“NOLs”).

Series	Provision for Income Taxes for the Six-Month Period Ended June 30, 2023	Income Taxes Payable as of June 30, 2023	Effective Tax Rate for the Six-Month Period Ended June 30, 2023
Series Private Drop 001	$45,440	$45,440	24%
Series Collection Drop 005	10,924	10,924	22%
Series Collection Drop 008	-	2,953	23%
Total	$56,364	$59,317

For the year ended December 31, 2022, Series Collection Drop 008 recorded a provision of $3,003 and income tax payable of $2,953, which reflects utilization of its 2021 net operating loss carryforwards and resulted in an effective tax rate of 23%.
Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008 Series Collection Drop 009, Series Collection Drop 010 and Series Collection Drop 012 filed final tax returns for the year ended December 31, 2022 and had no tax filing obligations, and thus did not incur the minimum tax, for the 2023 tax year.
Effective prior to the sale of the Underlying Asset of Series Collection Drop 001, the Manager elected for such Series to be treated as a partnership for tax purposes, instead of as a subchapter C corporation as previously elected. Accordingly, under the IRC, such Series’ taxable income or loss flows through to the members of such Series. Therefore, no provision for income tax has been recorded in the Series financial statements for such Series other than the minimum payment.
Each individual Series records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets, primarily resulting from NOLs, will not be realized. On a total consolidated basis, the Company’s NOLs as of June 30, 2023 were approximately $53,881, which produced net deferred tax assets of $14,063, using the Company’s estimated future effective tax rate of 26.1%, as detailed in the table below.

Series	NOL Balance as of June 30, 2023	Deferred Tax Assets from NOLs as of June 30, 2023	Valuation Allowance	Net Deferred Tax Assets as of June 30, 2023
Series Collection Drop 003	$13,555	$3,538	$(3,538)	$-
Series Collection Drop 004	9,299	2,427	(2,427)	-
Series Collection Drop 013	8,374	2,186	(2,186)	-
Series Collection Drop 014	18,021	4,703	(4,703)	-
Series Collection Drop 018	4,632	1,209	(1,209)	-
Total	$53,881	$14,063	$(14,063)	$-

On a total consolidated basis, the Company’s NOLs as of December 31, 2022 were approximately $132,945, which produced net deferred tax assets of $34,699, using the Company’s estimated future effective tax rate of 26.1%, as detailed in the table below.

Series	NOL Balance as of December 31, 2022	Deferred Tax Assets from NOLs as of December 31, 2022	Valuation Allowance	Net Deferred Tax Assets as of December 31, 2022
Series Private Drop 001	$11,773	$3,073	$(3,073)	$-
Series Collection Drop 002	13,965	3,645	(3,645)	-
Series Collection Drop 003	12,038	3,142	(3,142)	-
Series Collection Drop 004	7,362	1,922	(1,922)	-
Series Collection Drop 005	6,859	1,790	(1,790)	-
Series Collection Drop 006	5,407	1,411	(1,411)	-
Series Collection Drop 007	5,643	1,473	(1,473)	-
Series Collection Drop 009	5,110	1,334	(1,334)	-
Series Collection Drop 010	1,920	501	(501)	-
Series Collection Drop 012	34,153	8,914	(8,914)	-
Series Collection Drop 013	6,882	1,796	(1,796)	-
Series Collection Drop 014	16,289	4,251	(4,251)	-
Series Collection Drop 018	5,544	1,447	(1,447)	-
Total	$132,945	$34,699	$(34,699)	$-

Based on consideration of the available evidence, including historical losses, the Company’s net deferred tax assets from its NOLs as of June 30, 2023 and December 31, 2022 are fully offset by a valuation allowance, and therefore, no tax benefit applicable to the loss for each individual Series in a loss position for the six-month period ended June 30, 2023 and the year ended December 31, 2022 has been recognized. The net losses do not expire for federal income tax purposes.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements or any Series financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity/(Deficit)
Members’ equity/(deficit) for the Company and any Series consists of capital contributions, equity to artists or third parties, membership contributions, distributions and accumulated deficit.
Capital contributions are made by the Manager to cover operating expenses for which the Manager has elected not to be reimbursed.
With respect to equity issued to artists or third parties, in certain instances, Interests in a particular Series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the Underlying Asset of such Series (for example, Interests issued to an asset seller or consignor as partial consideration for an Underlying Asset), in each case as described in the respective offering statement filed with the Commission on Form 1-A, as amended and supplemented from time to time.
Membership contributions are made to a Series from a successful closing of the offering of such Series’ Interests and are calculated as the value of Interests sold in such offering net of brokerage fee (paid from the proceeds of the successfully such offering). Membership contributions may be made by both third parties and the Manager.
Distributions are made by a Series upon the occurrence of a liquidation event relating to the Series.
Earnings / (Loss) per Membership Interest
Upon completion of an offering, each Series complies with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings / (loss) per Interest (“EPI”) is computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding Interests in that particular Series during the year.
As of June 30, 2023 and 2022, the following Series had closed offerings, and the EPI for each Series was as follows (the following table excludes each Series that had only one Interest outstanding, held by the Manager, as of June 30, 2023 and 2022):

	June 30, 2023			June 30, 2022
Series	Membership Interests	Net Earnings / (Loss)	EPI	Membership Interests	Net Earnings / (Loss)	EPI
Series Collection Drop 001	520	$-	$-	520	$(2,448)	$(4.71)
Series Collection Drop 002	800	-	-	800	(2,463)	(3.08)
Series Collection Drop 003	500	(1,517)	(3.03)	500	(2,522)	(5.04)
Series Private Drop 001	10,000	140,434	14.04	10,000	(1,256)	(0.13)
Series Collection Drop 004	640	(1,937)	(3.03)	640	(6,721)	(10.50)
Series Collection Drop 005	51,500	37,791	0.73	51,500	(2,569)	(0.05)
Series Collection Drop 006	15,800	-	-	15,800	(2,452)	(0.16)
Series Collection Drop 007	20,000	-	-	20,000	(2,464)	(0.12)
Series Collection Drop 008	11,200	-	-	11,200	12,871	1.15
Series Collection Drop 009	10,500	-	-	10,500	(2,435)	(0.23)
Series Collection Drop 010	25,300	-	-	25,300	(2,482)	(0.10)

Series Collection Drop 012	41,700	-	-	41,700	(2,535)	(0.06)
Series Collection Drop 013	38,100	(1,492)	(0.04)	38,100	(3,022)	(0.08)
Series Collection Drop 014	384,900	(1,732)	(0.00)	384,900	(133,358)	(0.35)
Series Collection Drop 018	99,440	$(2,411)	$(0.02)	99,440	$(3,460)	$(0.03)

Allocation Methodology
To the extent relevant, offering expenses, acquisition expenses, operating expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Interests in accordance with the Manager’s allocation policy. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to, as applicable, the applicable Series. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Interests, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, it is anticipated that revenues and expenses will be allocated as follows:
Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific Underlying Asset)
Revenue	Revenue from events and leasing opportunities for the asset	Allocable pro rata to the value of each Underlying Asset
	Asset sponsorship models	Allocable pro rata to the value of each Underlying Asset

Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of Underlying Assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of Underlying Assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of Underlying Assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of Underlying Assets
	Compliance work, including diligence related to the preparation of a series	Allocable pro rata to the number of Underlying Assets

Acquisition Expense	Transportation of Underlying Asset as at time of acquisition	Allocable pro rata to the number of Underlying Assets
	Insurance of Underlying Asset as at time of acquisition	Allocable pro rata to the value of each Underlying Asset
	Preparation of marketing materials	Allocable pro rata to the number of Underlying Assets
	Pre-purchase inspection	Allocable pro rata to the number of Underlying Assets
	Interest expense in the case an Underlying Asset was pre-purchased us prior to the closing of an offering through a loan	Allocable directly to the applicable Underlying Asset
	Storage	Allocable pro rata to the number of Underlying Assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of Underlying Assets

Custodial fees	Allocable pro rata to the number of Underlying Assets

Operating Expense	Appraisal and valuation fees	Allocable pro rata to the number of Underlying Assets
	Marketing expenses in connection with any revenue-generating event	Allocable pro rata to the value of each Underlying Asset
	Insurance	Allocable pro rata to the value of each Underlying Asset
	Maintenance	Allocable directly to the applicable Underlying Asset
	Transportation to any revenue-generating event	Allocable pro rata to the number of Underlying Assets
	Ongoing reporting requirements (e.g., Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of Underlying Assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of Underlying Assets
	Other revenue-generating event related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each Underlying Asset

Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each Underlying Asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice.
NOTE 4: RELATED PARTY TRANSACTIONS
In the normal course of business, the Series acquire Underlying Assets from the Manager in exchange for promissory notes, which may or may not be interest bearing. Principal and accrued interest are due within fourteen days of the closing of the offering for the associated Series.
No principal balance or interest was owed to the Manager as of June 30, 2023 or December 31, 2022. No promissory notes were issued, outstanding or repaid during the six-month period ended June 30, 2023 or the year ended December 31, 2022. Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.
On February 24, 2021, Series Private Drop 001 held a final closing and raised $500,000 in the aggregate, and repaid the outstanding $310,000 note principal payable on the promissory note issued to the Manager on August 3, 2020 in the original principal amount of $475,000 ($165,000 of note principal payable was repaid by Series Private Drop 001 in October 2020), which note did not bear interest. Additionally, Series Private Drop 001 paid the Manager $25,000 in acquisition expense reimbursements, which include storage, shipping and transportation and insurance costs, and, to the extent not allocated to acquisition expense reimbursements, as a prepayment to the Manager for operating expenses incurred by the Manager on behalf of Series Private Drop 001. The remaining prepayment balance outstanding was $11,024 and $13,150 as of June 30, 2023 and December 31, 2022, respectively.

To fund its organizational and start-up activities as well as to advance funds on behalf of a Series to purchase assets, the Manager has covered the expenses and costs of the Company and its Series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire assets from the Series subscription proceeds (less the applicable management fees), as they are received. As of June 30, 2023, the Company had $42,896 due to the Manager, with $8,881 in other (legal and provision for income taxes), accounting and audit, storage and insurance fees and expenses associated with and incurred on behalf of the Series during the six-month period ended June 30, 2023, as detailed in the table below:

Series	Other	Accounting	Storage		Provision for Income Tax	Insurance	Total
Series Collection Drop 003	$171	$1,087		$172	$50	$37	$1,517
Series Collection Drop 004	98	1,087		143	50	3	1,381
Series Collection Drop 005	49	1,087		56	50	43	1,235
Series Collection Drop 013	171	1,087		172	50	12	1,492
Series Collection Drop 014	171	1,087		172	50	252	1,732
Series Collection Drop 018	141	1,087		143	50	103	1,524
Total	$801	$6,522	$		$250	$450	$8,881

As of December 31, 2022, the Company had $37,550 due to the Manager, for other (legal and provision for income taxes), accounting and audit, storage and insurance fees and expenses associated with and incurred on behalf of the Series, as detailed in the table below:

Series	Other	Accounting	Storage	Insurance	Total
Series Collection Drop 003	$2,622	$5,268	$238	$99	$8,227
Series Collection Drop 004	2,622	2,595	159	34	5,410
Series Collection Drop 005	2,622	2,479	347	316	5,764
Series Collection Drop 013	2,486	2,398	280	278	5,442
Series Collection Drop 014	2,897	2,399	1,757	1,690	8,743
Series Collection Drop 018	1,885	1,484	272	323	3,964
Total	$15,134	$16,623	$3,053	$2,740	$37,550

On November 22, 2022, the following Series exchanged the Underlying Assets of such Series for the amounts below for non-voting membership interests in Public Sneaker Collection LLC (“Public Sneaker”), an affiliate, by subscribing to the offering by Public Sneaker of its interests pursuant to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In connection with each such exchange, the applicable Series made de minimis operating expense reimbursement payments to the Manager for outstanding but unpaid expenses of such Series. The Manager assumed all remaining outstanding but unpaid expenses of such Series. The Manager, as the manager of each such Series, was appointed as liquidator and distributed to holders of interests in each such Series all of the remaining assets of such Series, which consisted, after the aforementioned reimbursements to the Manager, only of interests in Public Sneaker. After making such distributions, the Manager wound up such Series as the Series no longer have any assets or liabilities.

Series	Underlying Asset Exchange Value

Series Collection Drop 002	$16,800
Series Collection Drop 006	15,800
Series Collection Drop 009	$10,500

NOTE 5: MEMBERS’ LIABILITY
The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
NOTE 6: MEMBERS’ EQUITY
The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Underlying Asset held in that series after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests in that Series.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
Interests Outstanding, Series Subscriptions & Subscriptions Receivable
The table below details Interests outstanding as of June 30, 2023. During the six-month period ended June 30, 2023, the Company had no period subscriptions and thus received no cash on subscriptions.

Series	Interests Sold During Six-Month Period Ended June 30, 2023	Interests Outstanding as of June 30, 2023	Subscription Amount	Closed Date
Series Collection Drop 001	-	520	$-	08/27/20
Series Collection Drop 002	-	800	-	09/04/20
Series Collection Drop 003	-	500	-	09/23/20
Series Private Drop 001	-	10,000	-	02/24/21
Series Collection Drop 004	-	640	-	08/19/21
Series Collection Drop 005	-	51,500	-	08/31/21
Series Collection Drop 006	-	15,800	-	10/18/21
Series Collection Drop 007	-	20,000	-	11/01/21
Series Collection Drop 008	-	11,200	-	10/12/21
Series Collection Drop 009	-	10,500	-	11/01/21
Series Collection Drop 010	-	25,300	-	09/30/21
Series Collection Drop 012	-	41,700	-	11/22/21
Series Collection Drop 013	-	38,100	-	11/22/21
Series Collection Drop 014	-	384,900	-	11/29/21
Series Collection Drop 018(1)	-	99,440	-	02/28/22
Total			$-

(1)
In addition to the 41,000 Series Collection Drop 018 Interests sold pursuant to Regulation A, 58,440 Series Collection Drop 018 Interests were sold to the asset seller in a private placement transaction.

The table below details Interests outstanding as of December 31, 2022. During the year ended December 31, 2022, the Company received cash on period subscriptions of $200 (which amount excludes $40,800 in cash subscriptions previously recorded as Subscriptions Receivable as of December 31, 2021), as detailed in the table below:

Series	Interests Sold During Year Ended December 31, 2022	Interests Outstanding as of December 31, 2022	Subscription Amount	Closed Date
Series Collection Drop 001	-	520	$-	08/27/20
Series Collection Drop 002	-	800	-	09/04/20
Series Collection Drop 003	-	500	-	09/23/20
Series Private Drop 001	-	10,000	-	02/24/21
Series Collection Drop 004	-	640	-	08/19/21
Series Collection Drop 005	-	51,500	-	08/31/21
Series Collection Drop 006	-	15,800	-	10/18/21
Series Collection Drop 007	-	20,000	-	11/01/21
Series Collection Drop 008	-	11,200	-	10/12/21
Series Collection Drop 009	-	10,500	-	11/01/21
Series Collection Drop 010	-	25,300	-	09/30/21
Series Collection Drop 012	-	41,700	-	11/22/21
Series Collection Drop 013	-	38,100	-	11/22/21
Series Collection Drop 014	-	384,900	-	11/29/21
Series Collection Drop 018(1)	200	99,440	200	02/28/22
Total			$200

(2)
In addition to the 41,000 Series Collection Drop 018 Interests sold pursuant to Regulation A, 58,440 Series Collection Drop 018 Interests were sold to the asset seller in a private placement transaction.
Interest Issuances Related to Underlying Asset Acquisitions
In certain instances, Interests in a particular Series are issued as part of the total purchase consideration for and/or in connection with the acquisition of the Underlying Asset of such Series (for example, Interests issued to an asset seller or consignor as partial consideration for an Underlying Asset), in each case as described in the respective offering statement filed with the Commission on Form 1-A, as amended and supplemented from time to time. During the six-month period ended June 30, 2023, the Company issued no such Interests. During the year ended December 31, 2022, the Company issued the following such Interests:
Series	Interests Issued During Year Ended December 31, 2022
Series Collection Drop 018	58,440

Distributions
During the six-month period ended June 30, 2023, on a total consolidated basis, the Company made distributions of $87,576, in connection with the disposition of the underlying asset of Series Collection Drop 005.
During the year ended December 31, 2022, on a total consolidated basis, the Company made distributions of $136,209, in connection with the dispositions of the underlying assets of the following Series:

Series	Distributions During Year Ended December 31, 2022
Series Collection Drop 001	$21,637
Series Collection Drop 002(1)	18,400

Series Collection Drop 006(1)	15,026
Series Collection Drop 007	18,000
Series Collection Drop 008	25,424
Series Collection Drop 009(1)	10,018
Series Collection Drop 010	16,445
Series Collection Drop 012	11,259
Total	$136,209

(1)
On November 22, 2022, the referenced Series exchanged the Underlying Assets of such Series for the amounts above for interests in Public Sneaker by subscribing to the offering by Public Sneaker of its interests pursuant to Regulation A. The Manager, as the manager of each such Series, distributed to holders of interests in each such Series all of the remaining assets of such Series, which consisted only of interests in Public Sneaker. Accordingly, the distributions referenced above indicate the remaining book value of the assets of such Series, which are the interests in Public Sneaker distributed.
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
The Company does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements and Series financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
NOTE 9: RISKS AND UNCERTAINTIES
The Company’s and each Series’ operations are limited in scope. The Company holds no assets, and the Series hold no material assets other than art and other collectible assets. The Company and each Series have no employees, debts or contractual obligations. The Company and each Series are dependent upon the Manager to manage their business and provide funding for any current or future obligations.
Each Series is subject to an exceptionally high level of concentration risk. Each Series’ art and other collectible assets can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art and collectibles markets, trends relating to the specific genres of assets, trends relating to broader markets, changes in the condition of the Underlying Assets and/or other factors. In periods of global financial weakness and disruption in financial and capital markets, the art and collectibles market tends to experience declines in transaction volume and prices, making it extremely difficult during such periods to liquidate art and collectibles at acceptable values or at all.
NOTE 10:  SUBSEQUENT EVENTS
The Company and each Series has evaluated subsequent events through September 21, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements and Series financial statements, except as set forth below.

On August 14, 2023, Series Collection Drop 014 sold the Underlying Asset of such Series, an NFT by Larva Labs titled CryptoPunk #2142, for $88,649 net of fees versus the Series Collection Drop 014 offering amount of $197,400, $384,900 inclusive of equity issued to the asset seller. In connection with the sale, the Manager assumed any remaining outstanding but unpaid Series Collection Drop 014 acquisition and offering expenses. This sale resulted in a net loss to holders of Interests in Series Collection Drop 014. After completing distribution of all the remaining assets (which consist only of cash), the Manager intends to begin winding up Series Collection Drop 014 as the Series will no longer have any assets or liabilities.
On September 5, 2023, Series Collection Drop 013 sold the Underlying Asset of such Series, an NFT by Larva Labs titled Meebit #12536, for $2,375 net of fees versus the Series Collection Drop 013 offering amount of $38,100. In connection with the sale, the Manager assumed any remaining outstanding but unpaid Series Collection Drop 013 acquisition and offering expenses. This sale resulted in a net loss to holders of interests in Series Collection Drop 013. After completing distribution of all the remaining assets (which consist only of cash), the Manager intends to begin winding up Series Collection Drop 013 as the Series will no longer have any assets or liabilities.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Otis Collection LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on November 29, 2019)
2.2	Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on November 29, 2019)
2.3	First Amendment to the Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
2.4	Second Amendment to the Limited Liability Company Agreement of Otis Collection LLC (incorporated by reference to Exhibit 2.4 to the Current Report on Form 1-U filed on July 14, 2022)
3.1	Amended and Restated Series Designation for Series Collection Drop 001 Interests (incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U filed on April 23, 2020)
3.2	Series Designation for Series Collection Drop 002 Interests (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on November 29, 2019)
3.3	Amended and Restated Series Designation for Series Collection Drop 003 Interests (incorporated by reference to Exhibit 3.3 to the Current Report on Form 1-U filed on April 23, 2020)
3.4	Series Designation for Series Collection Drop 004 Interests (incorporated by reference to Exhibit 3.4 to the Offering Statement on Form 1-A filed on May 6, 2021)
3.5	Series Designation for Series Collection Drop 005 Interests (incorporated by reference to Exhibit 3.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)
3.6	Series Designation for Series Collection Drop 006 Interests (incorporated by reference to Exhibit 3.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.7	Series Designation for Series Collection Drop 007 Interests (incorporated by reference to Exhibit 3.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.8	Series Designation for Series Collection Drop 008 Interests (incorporated by reference to Exhibit 3.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.9	Series Designation for Series Collection Drop 009 Interests (incorporated by reference to Exhibit 3.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.10	Series Designation for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
3.11	Series Designation for Series Collection Drop 012 Interests (incorporated by reference to Exhibit 3.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.12	Series Designation for Series Collection Drop 013 Interests (incorporated by reference to Exhibit 3.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.13	Series Designation for Series Collection Drop 014 Interests (incorporated by reference to Exhibit 3.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
3.14	Series Designation for Series Collection Drop 018 Interests (incorporated by reference to Exhibit 3.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on October 20, 2021)
4.1	Form of Subscription Agreement for Series Collection Drop 001 Interests (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.2	Form of Subscription Agreement for Series Collection Drop 002 Interests (incorporated by reference to Exhibit 4.2 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)
4.3	Form of Subscription Agreement for Series Collection Drop 003 Interests (incorporated by reference to Exhibit 4.3 to the Amended Offering Statement on Form 1-A/A filed on January 10, 2020)

4.4	Form of Subscription Agreement for Series Collection Drop 004 Interests (incorporated by reference to Exhibit 4.4 to the Offering Statement on Form 1-A filed on May 6, 2021)
4.5	Form of Subscription Agreement for Series Collection Drop 005 Interests (incorporated by reference to Exhibit 4.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)
4.6	Form of Subscription Agreement for Series Collection Drop 006 Interests (incorporated by reference to Exhibit 4.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.7	Form of Subscription Agreement for Series Collection Drop 007 Interests (incorporated by reference to Exhibit 4.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.8	Form of Subscription Agreement for Series Collection Drop 008 Interests (incorporated by reference to Exhibit 4.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.9	Form of Subscription Agreement for Series Collection Drop 009 Interests (incorporated by reference to Exhibit 4.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)
4.10
Form of Subscription Agreement for Series Collection Drop 010 Interests (incorporated by reference to Exhibit 4.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

4.11	Form of Subscription Agreement (incorporated by reference to Exhibit 4.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
4.12	Form of Subscription Agreement for in-Kind Consideration (incorporated by reference to Exhibit 4.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 8, 2021)
6.1.1
Termination Agreement, dated October 14, 2020, between Otis Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.1.1 to the Current Report on Form 1-U filed on October 5, 2020)

6.1.2
Broker-Dealer Agreement, dated September 3, 2020, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.2 to the Current Report on Form 1-U filed on October 5, 2020)

6.1.3
Addendum to Broker-Dealer Agreement, dated May 6, 2021, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.3 to the Current Report on Form 1-U filed on May 14, 2021)

6.1.4	PPEX ATS Company Agreement, dated April 29, 2021, between Otis Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.1.4 to the Current Report on Form 1-U filed on July 21, 2021)
6.1.5.1	Secondary Market Transactions Engagement Letter, dated April 29, 2021, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.5 to the Current Report on Form 1-U filed on July 21, 2021)
6.1.5.2	Amendment No. 1 to Secondary Market Transactions Engagement Letter, dated September 16, 2022, between Otis Collection LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.1.5.2 to the Current Report on Form 1-U filed on September 19, 2022)
6.2.1
Asset Management Agreement, dated November 22, 2019, between Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.2.2
First Amendment to Asset Management Agreement, dated April 23, 2020, between Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.2.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.3.1
Purchase and Sale Agreement, dated November 22, 2019, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.3.2
First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 001, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.4
Amended and Restated Promissory Note issued by Series Collection Drop 001, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020 (incorporated by reference to Exhibit 6.4.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.5
Asset Management Agreement, dated November 25, 2019, between Otis Wealth, Inc. and Series Collection Drop 002, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.6
Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 002, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.7
Promissory Note issued by Series Collection Drop 002, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on November 25, 2019 (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.8.1
Asset Management Agreement, dated November 25, 2019, between Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.8.2
First Amendment to Asset Management Agreement, dated April 23, 2020, between Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.8.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.9.1
Purchase and Sale Agreement, dated November 25, 2019, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on November 29, 2019)

6.9.2
First Amendment to Purchase and Sale Agreement, dated April 23, 2020, between Series Collection Drop 003, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.10
Amended and Restated Promissory Note issued by Series Collection Drop 003, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on April 23, 2020 (incorporated by reference to Exhibit 6.10.2 to the Current Report on Form 1-U filed on April 23, 2020)

6.11.1
Asset Management Agreement, dated March 29, 2021, between Otis Wealth, Inc. and Series Collection Drop 004, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.11.2
First Amendment to Asset Management Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.11.2 to the Current Report on Form 1-U filed on July 23, 2020)

6.12.1
Purchase and Sale Agreement, dated March 29, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.12.2
First Amendment to Purchase and Sale Agreement, dated July 23, 2021, between Series Collection Drop 004, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12.2 to the Current Report on Form 1-U filed on July 23, 2020)

6.13
Promissory Note issued by Series Collection Drop 004, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on March 29, 2021 (incorporated by reference to Exhibit 6.13 to the Offering Statement on Form 1-A filed on May 6, 2021)

6.14
Asset Management Agreement, dated July 27, 2021, between Otis Wealth, Inc. and Series Collection Drop 005, a Series of Otis Collection LLC (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.15
Purchase and Sale Agreement, dated July 27, 2021, between Series Collection Drop 005, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.16
Promissory Note issued by Series Collection Drop 005, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on July 27, 2021 (incorporated by reference to Exhibit 6.16 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

6.17
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 006, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.18
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 006, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.19
Promissory Note issued by Series Collection Drop 006, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.20
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 007, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.21
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 007, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.22
Promissory Note issued by Series Collection Drop 007, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.23
Asset Management Agreement, dated August 17, 2021, between Otis Wealth, Inc. and Series Collection Drop 008, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.24
Purchase and Sale Agreement, dated August 17, 2021, between Series Collection Drop 008, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.25
Promissory Note issued by Series Collection Drop 008, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 17, 2021 (incorporated by reference to Exhibit 6.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.26
Asset Management Agreement, dated August 19, 2021, between Otis Wealth, Inc. and Series Collection Drop 009, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.27
Purchase and Sale Agreement, dated August 19, 2021, between Series Collection Drop 009, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.28
Promissory Note issued by Series Collection Drop 009, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 19, 2021 (incorporated by reference to Exhibit 6.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.29
Asset Management Agreement, dated August 19, 2021, between Otis Wealth, Inc. and Series Collection Drop 010, a Series of Otis Collecti LLC (incorporated by reference to Exhibit 6.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.30
Purchase and Sale Agreement, dated August 19, 2021, between Series Collection Drop 010, a Series of Otis Collection LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.31
Promissory Note issued by Series Collection Drop 010, a Series of Otis Collection LLC, in favor of Otis Wealth, Inc. on August 19, 2021 (incorporated by reference to Exhibit 6.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

6.32	Form of Asset Management Agreement (incorporated by reference to Exhibit 6.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)
6.33
Consignment Agreement, dated September 3, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.34
Consignment Agreement, dated September 15, 2021, between Otis Wealth, Inc. and Michael Karnjanaprakorn (incorporated by reference to Exhibit 6.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.35
Consignment Agreement, dated September 17, 2021, between Otis Wealth, Inc. and [***] (incorporated by reference to Exhibit 6.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

6.36
Consignment Agreement, dated October 15, 2021, between Otis Wealth, Inc. and Michael Karnjanaprakorn (incorporated by reference to Exhibit 6.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on October 20, 2021)

8.1.1
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.2.2
Amendment to the Escrow Agreement, dated August 26, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 001, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.1.2 to the Semiannual Report on Form 1-SA filed on September 24, 2020)

8.2
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 002, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.2 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.3.1
Escrow Agreement, dated July 26, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.3 to the Offering Statement on Form 1-A filed on November 29, 2019)

8.3.2
Amendment to the Escrow Agreement, dated September 22, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Collection Drop 003, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.3.2 to the Semiannual Report on Form 1-SA filed on September 24, 2020)

8.4
Escrow Agreement, dated March 31, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 004, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.4 to the Offering Statement on Form 1-A filed on May 6, 2021)

8.5
Escrow Agreement, dated July 29, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 005, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.5 to the Offering Statement on Form 1-A POS filed on July 30, 2021)

8.6
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 006, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.7
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 007, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.8
Escrow Agreement, dated August 18, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 008, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.9
Escrow Agreement, dated August 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 009, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.10
Escrow Agreement, dated August 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 010, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 20, 2021)

8.11
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 012, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.12
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 013, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.13
Escrow Agreement, dated September 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 014, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 22, 2021)

8.14
Escrow Agreement, dated October 20, 2021, among North Capital Private Securities Corporation, Dalmore Group, LLC and Series Collection Drop 018, a Series of Otis Collection LLC (incorporated by reference to Exhibit 8.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on October 20, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 26, 2023.

OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
September 26, 2023
Keith Marshall

Otis Wealth, Inc.		Managing Member	September 26, 2023

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director